Exhibit 99.2

1220 Echelon Parkway, Jackson, MS.
Square Feet: 109,819.
Tenant: Federal Bureau of Investigation.

Government Properties Income Trust
Fourth Quarter 2013
Supplemental Operating and Financial Data

All amounts in this report are unaudited.

GOV LISTED NYSE®



TABLE OF CONTENTS



TABLE OF CONTENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

•OUR ACQUISITIONS AND SALES OF PROPERTIES,

•OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,

•THE CREDIT QUALITIES OF OUR TENANTS,

•THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, RENEW LEASES, ENTER INTO NEW LEASES, NOT EXERCISE EARLY TERMINATION OPTIONS PURSUANT TO THEIR LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,

•OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,

•OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,

•THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,

•OUR EXPECTATION THAT THERE WILL BE OPPORTUNITIES FOR US TO ACQUIRE, AND THAT WE WILL ACQUIRE, ADDITIONAL PROPERTIES THAT ARE MAJORITY LEASED TO GOVERNMENT TENANTS,
•OUR EXPECTATIONS REGARDING DEMAND FOR LEASED SPACE BY THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

•OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,

•OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,

•OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND,

•OTHER MATTERS.
OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, NORMALIZED FUNDS FROM OPERATIONS, NET OPERATING INCOME, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION , OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

•THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,

•COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY WITH RESPECT TO THOSE MARKETS IN WHICH OUR TENANTS ARE LOCATED,

• THE IMPACT OF CHANGES IN THE REAL ESTATE NEEDS AND FINANCIAL CONDITIONS OF THE U.S. GOVERNMENT AND STATE AND LOCAL GOVERNMENTS,

• COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,

• ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES,



- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES, AND

- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

FOR EXAMPLE:

- CONTINGENCIES IN OUR PENDING AND FUTURE ACQUISITION AGREEMENTS AND SALES AGREEMENTS MAY NOT BE SATISFIED AND COULD RESULT IN SUCH ACQUISITIONS AND SALES NOT OCCURRING OR BEING DELAYED, OR COULD RESULT IN THE TERMS OF THE TRANSACTIONS CHANGING. ALSO, WE MAY SELL PROPERTIES HELD FOR SALE AT AMOUNTS THAT ARE LESS THAN THEIR CURRENT CARRYING VALUE,

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING EXPENSES, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- SOME GOVERNMENT TENANTS MAY EXERCISE THEIR RIGHT TO VACATE THEIR SPACE BEFORE THE STATED EXPIRATION OF THEIR LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH OUR REVOLVING CREDIT FACILITY,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH RMR, AFFILIATES INSURANCE COMPANY AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS CHANGES IN GOVERNMENT TENANTS' NEEDS FOR LEASED SPACE, NATURAL DISASTERS OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



One Georgia Center, Atlanta, GA.
Square Feet: 375,805.
Primary Tenant: State of GA: Department of Transportation.



COMPANY PROFILE

The Company:

Government Properties Income Trust, or GOV, we or us, is a real estate investment trust, or REIT, which primarily owns properties located throughout the United States that are majority leased to government tenants. The majority of our properties are office buildings. We have been investment grade rated since 2010, and we are included in the S&P Small Cap 600 Index, the Russell 2000® stock index and the MSCI US REIT index.

Management:

GOV is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of December 31, 2013, RMR managed a large portfolio of publicly owned real estate, including approximately 1,200 properties, located in 47 states, Washington, D.C., Puerto Rico, Canada and Australia.   RMR has approximately 850 employees in its headquarters and regional offices located throughout the U.S. In addition to managing GOV, RMR manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and Select Income REIT, or SIR, a publicly traded REIT that primarily owns net leased, single tenant properties. RMR also provides management services to Five Star Quality Care, Inc., a senior living and healthcare services company, which is a tenant of SNH and which manages certain of SNH's senior living communities for SNH's account, and to TravelCenters of America LLC, or TA, an operator of travel centers, which is a tenant of HPT. An affiliate of RMR, Sonesta International Hotels Corporation, is also one of HPT's hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $23 billion as of December 31, 2013.   We believe that being managed by RMR is a competitive advantage for GOV because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 219-1441

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares – GOV

Issuer Ratings:

Moody's – Baa3
Standard & Poor's – BBB-

Portfolio Data (as of 12/31/2013)[1]:

Total properties	68 (87 buildings)
Total sq. ft. (000s)	10,317
Percent leased	94.8%

[1] Excludes three properties (three buildings) included in discontinued operations and classified as held for sale as of December 31, 2013.



INVESTOR INFORMATION

Board of Trustees

Barbara D. Gilmore
Independent Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Contact Information

Investor Relations
Government Properties Income Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 219-1440
(f) (617) 796-8267
(e-mail) info@govreit.com
(website) www.govreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 219-1440
or mkleifges@govreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, at
(617) 219-1440 or tbonang@govreit.com, or Jason Fredette, Director,
Investor Relations, at (617) 219-1440 or jfredette@govreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America Merrill Lynch Research
James Feldman
James.Feldman@baml.com
(646) 855-5808

Jefferies & Company, Inc.
Omotayo Okusanya
Tokusanya@jefferies.com
(212) 336-7076

JMP Securities
Mitch Germain
Mgermain@jmpsecurities.com
(212) 906-3546

Morgan Stanley
Vance Edelson
Vance.Edelson@morganstanley.com
(212) 761-0078

RBC Capital Markets
Mike Carroll
Michael.Carroll@rbccm.com
(440) 715-2649

Wells Fargo Securities
Brendan Maiorana
Brendan.Maiorana@wellsfargo.com
(443) 263-6516

Rating Agencies

Moody's Investors Service
Lori Marks
Lori.marks@moodys.com
(212) 553-1653

Standard & Poor's
Jamie Gitler
Jaime.Gitler@standardandpoors.com
(212) 438-5049

GOV is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding GOV's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of GOV or its management. GOV does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION



915 L Street, Sacramento, CA.
Square Feet: 163,840.
Primary Tenant: State of CA: Department of Finance.



KEY FINANCIAL DATA

(dollar and share amounts in thousands, except per share data)

		As of and for the Three Months Ended			
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Shares Outstanding:					
Common shares outstanding (at end of period)	54,722	54,722	54,674	54,664	54,644
Weighted average common shares outstanding	54,722	54,684	54,669	54,645	53,176
Common Share Data:					
Price at end of period	$ 24.85	$ 23.93	$ 25.22	$ 25.73	$ 23.97
High during period	$ 25.41	$ 27.03	$ 26.93	$ 27.34	$ 24.68
Low during period	$ 23.33	$ 23.00	$ 23.13	$ 24.21	$ 21.95
Annualized dividends paid per share during period	$ 1.72	$ 1.72	$ 1.72	$ 1.72	$ 1.72
Annualized dividend yield (at end of period)	6.9%	7.2%	6.8%	6.7%	7.2%
Annualized Normalized FFO[1] multiple (at end of period)	12.1x	11.7x	11.8x	11.6x	11.3x
Annualized property net operating income (NOI)[2] / total market capitalization	7.3%	7.6%	7.9%	8.0%	7.8%
Market Capitalization:					
Total debt (book value)	$ 597,727	$ 510,343	$ 466,939	$ 470,026	$ 492,627
Plus: market value of common shares (at end of period)	1,359,842	1,309,497	1,378,878	1,406,505	1,309,817
Total market capitalization	$ 1,957,569	$ 1,819,840	$ 1,845,817	$ 1,876,531	$ 1,802,444
Total debt / total market capitalization	30.5%	28.0%	25.3%	25.0%	27.3%
Book Capitalization:					
Total debt	$ 597,727	$ 510,343	$ 466,939	$ 470,026	$ 492,627
Plus: total shareholders' equity	989,675	1,000,462	1,021,119	1,029,187	1,027,451
Total book capitalization	$ 1,587,402	$ 1,510,805	$ 1,488,058	$ 1,499,213	$ 1,520,078
Total debt / total book capitalization	37.7%	33.8%	31.4%	31.4%	32.4%

[1] See Exhibit C for the calculation of funds from operations, or FFO, and Normalized FFO, and a reconciliation of net income determined in accordance with United States generally accepted accounting principles, or GAAP, to those amounts.

[2] See Exhibit A for the calculation of net operating income, or NOI, and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

KEY FINANCIAL DATA



(dollar amounts in thousands, except per share data)

		As of and for the Three Months Ended							
		12/31/2013		9/30/2013		6/30/2013		3/31/2013	12/31/2012
Selected Balance Sheet Data:									
Total assets	$	1,632,452	$	1,553,079	$	1,527,204	$	1,539,970	$ 1,562,134
Total liabilities	$	642,777	$	552,617	$	506,085	$	510,783	$ 534,683
Gross book value of real estate assets [1]	$	1,766,077	$	1,689,578	$	1,647,632	$	1,645,567	$ 1,643,663
Total debt / gross book value of real estate assets [1]		33.8%		30.2%		28.3%		28.6%	30.0%
Selected Income Statement Data:									
Rental income	$	58,271	$	56,401	$	55,934	$	56,304	$ 54,629
Adjusted EBITDA [2]	$	32,727	$	32,084	$	33,389	$	34,523	$ 32,410
NOI [3]	$	35,724	$	34,622	$	35,792	$	36,814	$ 34,525
NOI margin [4]		61.3%		61.4%		63.9%		65.2%	63.2%
Net income [5] [6]	$	12,724	$	1,966	$	15,204	$	24,726	$ 13,191
Normalized FFO [7]	$	28,201	$	27,944	$	29,281	$	30,333	$ 28,127
Common distributions paid	$	23,531	$	23,510	$	23,505	$	23,497	$ 23,497
Normalized FFO [7] payout ratio		83.4%		84.1%		80.3%		77.5%	83.5%
Per Share Data:									
Net income [5] [6]	$	0.23	$	0.04	$	0.28	$	0.45	$ 0.25
Normalized FFO [7]	$	0.52	$	0.51	$	0.54	$	0.56	$ 0.53
Coverage Ratios:									
Adjusted EBITDA [2] / interest expense		7.4x		7.7x		8.2x		8.3x	7.6x
Total debt / Annualized Adjusted EBITDA [2]		4.6x		4.0x		3.5x		3.4x	3.8x

[1] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties classified as discontinued operations.

[2] See Exhibit B for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts.

[3] See Exhibit A for the calculation of NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

[4] NOI margin is defined as NOI as a percentage of rental income. See Exhibit A for the calculation of NOI and a reconciliation of net income determined in accordance with GAAP to those amounts.

[5] Net income for the three months ended March 31, 2013 includes a net gain on sale of properties from discontinued operations of $8.2 million, or $0.15 per share.

[6] Net income for the three months ended September 30, 2013 includes a loss on impairment of properties from discontinued operations of $10.1 million, or $0.19 per share.

[7] See Exhibit C for the calculation of FFO and Normalized FFO, and a reconciliation of net income determined in accordance with GAAP to those amounts.

CONSOLIDATED BALANCE SHEETS



(dollar amounts in thousands, except per share data)

	As of 12/31/2013	As of 12/31/2012
ASSETS		
Real estate properties:		
Land	$ 243,686	$ 234,395
Buildings and improvements	1,324,876	1,233,468
	1,568,562	1,467,863
Accumulated depreciation	(187,635)	(156,661)
	1,380,927	1,311,202
Assets of discontinued operations	25,997	47,142
Acquired real estate leases, net	142,266	144,402
Cash and cash equivalents	7,663	5,255
Restricted cash	1,689	1,553
Rents receivable, net	33,350	28,882
Deferred leasing costs, net	11,618	7,620
Deferred financing costs, net	3,911	5,718
Other assets, net	25,031	10,360
Total assets	$ 1,632,452	$ 1,562,134
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 157,000	$ 49,500
Unsecured term loan	350,000	350,000
Mortgage notes payable	90,727	93,127
Liabilities of discontinued operations	276	298
Accounts payable and accrued expenses	23,216	18,910
Due to related persons	2,474	3,719
Assumed real estate lease obligations, net	19,084	19,129
Total liabilities	642,777	534,683
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $.01 par value: 70,000,000 shares authorized,		
54,722,018 and 54,643,888 shares issued and outstanding, respectively	547	547
Additional paid in capital	1,105,679	1,103,982
Cumulative net income	191,913	137,293
Cumulative other comprehensive income	49	99
Cumulative common distributions	(308,513)	(214,470)
Total shareholders' equity	989,675	1,027,451
Total liabilities and shareholders' equity	$ 1,632,452	$ 1,562,134

CONSOLIDATED STATEMENTS OF INCOME



(dollars and share amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Rental income [1]	$ 58,271	$ 54,629	$ 226,910	$ 203,700
Expenses:				
Real estate taxes	6,650	5,965	25,710	22,485
Utility expenses	4,052	3,732	17,116	15,767
Other operating expenses	11,845	10,407	41,134	37,074
Depreciation and amortization	14,739	13,428	55,699	49,070
Acquisition related costs	738	557	2,439	1,614
General and administrative	3,361	2,853	12,710	11,924
Total expenses	41,385	36,942	154,808	137,934
Operating income	16,886	17,687	72,102	65,766
Interest and other income	17	8	37	29
Interest expense (including net amortization of debt premiums and deferred financing fees of $338, $334, $1,340 and $1,332, respectively)	(4,443)	(4,243)	(16,831)	(16,892)
Income from continuing operations before income tax expense and equity in earnings of an investee	12,460	13,452	55,308	48,903
Income tax expense	(83)	(40)	(133)	(159)
Equity in earnings of an investee	115	80	334	316
Income from continuing operations	12,492	13,492	55,509	49,060
Income (loss) from discontinued operations	232	(301)	(889)	900
Net income	$ 12,724	$ 13,191	$ 54,620	$ 49,960
Weighted average common shares outstanding	54,722	53,176	54,680	48,617
Income from continuing operations per common share	$ 0.23	$ 0.25	$ 1.02	$ 1.01
Income (loss) from discontinued operations per common share	$ -	$ (0.01)	$ (0.02)	$ 0.02
Net income per common share	$ 0.23	$ 0.25	$ 1.00	$ 1.03
Additional Data:				
General and administrative expenses / rental income	5.77%	5.22%	5.60%	5.85%
General and administrative expenses / total assets (at end of period)	0.21%	0.18%	0.78%	0.76%
Non-cash straight line rent adjustments [1]	$ 787	$ 844	$ 2,739	$ 3,428
Lease value amortization included in rental income [1]	$ (223)	$ (233)	$ (1,123)	$ (2,056)
Capitalized interest expense	$ -	$ -	$ -	$ -

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable payment obligations of our tenants to us, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

CONSOLIDATED STATEMENTS OF CASH FLOWS



(dollar amounts in thousands)

	For the Year Ended	
	12/31/2013	12/31/2012
Cash flows from operating activities:		
Net income	$ 54,620	$ 49,960
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	34,694	32,348
Net amortization of debt premium and deferred financing fees	1,340	1,332
Straight line rental income	(3,067)	(3,553)
Amortization of acquired real estate leases	21,608	19,507
Amortization of deferred leasing costs	1,599	1,122
Other non-cash expenses	1,268	1,598
Loss on asset impairment	10,142	494
Net gain on sale of properties	(8,168)	-
Equity in earnings of an investee	(334)	(316)
Change in assets and liabilities:		
Restricted cash	(136)	183
Deferred leasing costs	(4,279)	(5,183)
Rents receivable	(1,565)	3,454
Other assets	(1,063)	257
Accounts payable and accrued expenses	2,492	(940)
Due to related persons	(760)	45
Cash provided by operating activities	108,391	100,308
Cash flows from investing activities:		
Real estate acquisitions and deposits	(112,574)	(213,626)
Real estate improvements	(23,252)	(18,841)
Proceeds from sale of properties, net	18,319	-
Cash used in investing activities	(117,507)	(232,467)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	-	166,718
Repayment of mortgage notes payable	(1,933)	(1,793)
Borrowings on unsecured revolving credit facility	216,500	230,500
Repayments on unsecured revolving credit facility	(109,000)	(526,500)
Proceeds from unsecured term loan	-	350,000
Financing fees	-	(1,964)
Distributions to common shareholders	(94,043)	(82,819)
Cash provided by financing activities	11,524	134,142
Increase in cash and cash equivalents	2,408	1,983
Cash and cash equivalents at beginning of period	5,255	3,272
Cash and cash equivalents at end of period	$ 7,663	$ 5,255
Supplemental cash flow information:		
Interest paid	$ 15,336	$ 15,469
Income taxes paid	169	117
Non-cash financing activities:		
Issuance of common shares	$ 1,697	$ 1,902

DEBT SUMMARY



As of December 31, 2013
(dollars in thousands)

	Coupon Rate	Interest Rate [1]	Principal Balance [1]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$550,000 unsecured revolving credit facility [2]	1.67%	1.67%	$ 157,000	10/19/2015	$ 157,000	1.8
$350,000 unsecured term loan [3]	1.92%	1.92%	350,000	1/11/2017	350,000	3.0
Total / weighted average	1.84%	1.84%	$ 507,000		$ 507,000	2.7
Secured Fixed Rate Debt:						
Secured debt - Two buildings in Indianapolis, IN	5.73%	5.24%	$ 48,377	10/11/2015	$ 46,700	1.8
Secured debt - One building in Landover, MD	6.21%	6.21%	24,147	8/1/2016	23,296	2.6
Secured debt - One building in Tampa, FL	7.00%	5.15%	9,919	3/1/2019	7,890	5.2
Secured debt - One building in Lakewood, CO	8.15%	6.15%	8,284	3/1/2021	-	7.2
Total / weighted average	6.22%	5.57%	$ 90,727		$ 77,886	2.9
Debt Summary:						
Total / weighted average floating rate debt	1.84%	1.84%	$ 507,000		$ 507,000	2.7
Total / weighted average secured fixed rate debt	6.22%	5.57%	90,727		77,886	2.9
Total / weighted average	2.51%	2.41%	$ 597,727		$ 584,886	2.7

[1] Includes the effect of unamortized fair value premium related to mortgage debt assumed.

[2] Borrowings under our unsecured revolving credit facility bear interest at LIBOR plus a premium of 150 basis points. We also pay a facility fee of 35 basis points per annum on the total amount of lending commitments under our revolving credit facility. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The coupon rate and interest rate listed above are as of 12/31/2013. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date by one year to 10/19/2016.

[3] The amount outstanding under our term loan bears interest at LIBOR plus a premium of 175 basis points, subject to adjustment based on changes to our credit ratings. The coupon rate and interest rate listed above are as of 12/31/2013. Our term loan is prepayable without penalty at any time.

DEBT MATURITY SCHEDULE



As of December 31, 2013

(dollars in thousands)

Year	Unsecured Floating Rate Debt		Secured Fixed Rate Debt [3]	Total [4]
2014	-		2,072	2,072
2015	157,000	[1]	48,691	205,691
2016	-		24,708	24,708
2017	350,000	[2]	1,307	351,307
2018	-		1,415	1,415
2019	-		9,168	9,168
2020	-		1,333	1,333
2021 and thereafter	-		350	350
Total	$ 507,000		$ 89,044	$ 596,044
Percent of total debt	85.1%		14.9%	100.0%

[1] Represents amounts outstanding under our unsecured revolving credit facility at 12/31/2013. Subject to meeting certain conditions and payment of a fee, we may extend the current maturity date of our unsecured revolving credit facility by one year to 10/19/2016.

[2] Represents the outstanding balance of our unsecured term loan at 12/31/2013. Our term loan is prepayable without penalty at any time.

[3] Principal balances are the amounts actually payable pursuant to the applicable contracts. In accordance with GAAP, our carrying values may differ from these amounts because of market conditions at the time we assumed these debts.

[4] Our total debt as of 12/31/2013, including unamortized mortgage premiums, was $597,727.

LEVERAGE RATIOS AND COVERAGE RATIOS



	As of and for the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Leverage Ratios:					
Total debt / total market capitalization[1]	30.5%	28.0%	25.3%	25.3%	27.3%
Total debt / total book capitalization[1]	37.7%	33.8%	31.4%	31.4%	32.4%
Total debt / total assets[1]	36.6%	32.9%	30.6%	30.6%	31.5%
Total debt / gross book value of real estate assets [1] [2]	33.8%	30.2%	30.2%	31.0%	28.4%
Secured debt [1] / total assets	5.6%	5.9%	6.0%	6.0%	6.0%
Coverage Ratios:					
Adjusted EBITDA[3] / interest expense[4]	7.4x	7.7x	8.2x	8.2x	7.6x
Total debt[1] / Annualized Adjusted EBITDA[3]	4.6x	4.0x	3.5x	3.5x	3.8x

[1] Debt includes the effect of unamortized mortgage premiums, if any, related to mortgage debts assumed at the time of real estate acquisitions.

[2] Gross book value of real estate assets is real estate properties at cost, plus acquisition costs, before purchase price allocations and less impairment writedowns, if any, and excludes properties included in discontinued operations.

[3] See Exhibit B for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts.

[4] Interest expense includes the net amortization of mortgage premiums and deferred financing fees.



SUMMARY OF CAPITAL EXPENDITURES[1]

(dollars and sq. ft. in thousands, except per sq. ft. data)

	For the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Tenant improvements [2]	$ 2,477	$ 3,783	$ 606	$ 1,793	$ 2,951
Leasing costs [3]	2,558	891	1,290	835	2,452
Building improvements [4]	3,272	1,812	1,701	230	2,524
Recurring capital expenditures	8,307	6,486	3,597	2,858	7,927
Development, redevelopment and other activities [5]	2,105	4,503	712	414	2,572
Total capital expenditures	$ 10,412	$ 10,989	$ 4,309	$ 3,272	$ 10,499
Average sq. ft. during period	10,159	9,823	9,644	9,644	9,520
Building improvements per average sq. ft. during period	$ 0.32	$ 0.18	$ 0.18	$ 0.02	$ 0.27

[1] Amounts exclude properties classified as discontinued operations.

[2] Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

[3] Leasing costs include leasing related costs, such as brokerage commissions and tenant inducements.

[4] Building improvements generally include expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

[5] Development, redevelopment and other activities generally include (i) major capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property, and (ii) major capital expenditure projects that reposition a property or result in new sources of revenue.

ACQUISITION AND DISPOSITION INFORMATION SINCE 1/1/2013



(dollars and sq. ft. in thousands, except per sq. ft. data)

Acquisitions:

Date Acquired	City and State	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [1]	Purchase Price [1] / Sq. Ft.	Cap Rate [2]	Weighted Average Remaining Lease Term [3]	Percent Leased [4]	Major Tenant - Occupant
Aug-13	Bethesda, MD	1	1	129	$ 18,300	$ 142	10.7%	2.6	100.0%	U.S. Government - National Institutes of Health
Aug-13	Chester, VA	1	1	228	12,503	55	8.3%	7.2	100.0%	U.S. Government - United States Army
Oct-13	Rancho Cordova, CA	1	1	94	21,190	226	9.0%	13.7	100.0%	State of California - Department of Consumer Affairs
Nov-13	Fairfax, VA	1	4	171	31,500	184	8.6%	4.9	100.0%	Commonwealth of Virginia - Northern Virginia Community College
Dec-13	Montgomery, AL	1	1	49	16,025	325	7.2%	15.5	100.0%	U.S. Government - Social Security Administration
	Total / Weighted Average	5	8	671	$ 99,518	$ 148	8.8%	8.3	100.0%	

[1] Represents the gross contract purchase price including assumed debt, if any, and excludes acquisition costs, amounts necessary to adjust assumed liabilities to their fair values and purchase price allocations to intangibles.

[2] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases at the acquisition date, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, excluding acquisition costs.

[3] Average remaining lease term weighted based on rental income as of the date of acquisition.

[4] Percent leased as of the date of acquisition.

Dispositions:

Date Sold	Location	Number of Properties	Number of Buildings	Sq. Ft.	Sale Price [5]	Net Book Value	Gain/(Loss) on Sale
Feb-13	Oklahoma City, OK	1	1	186	$ 16,300	$ 8,069	$ 8,198
Mar-13	Tucson, AZ	1	1	31	2,189	2,080	(30)
		2	2	217	$ 18,489	$ 10,149	$ 8,168

[5] Represents the gross contract sale price and excludes closing costs.

PORTFOLIO INFORMATION



65 Bowdoin Street, Burlington, VT.
Square Feet: 26,609.
Tenant: Dept. of Homeland Security.

PORTFOLIO SUMMARY(1)



As of December 31, 2013

	Number of Properties	Number of Buildings	Sq. Ft.(2)	% Sq. Ft.	% Rental Income Three Months Ended 12/31/2013	% NOI Three Months Ended 12/31/2013 (3)	% Cash Basis NOI Three Months Ended 12/31/2013 (3)
Properties majority leased to the U.S. Government	49	62	7,602,938	73.8%	72.6%	73.1%	73.2%
Properties majority leased to state governments	16	22	2,356,912	22.8%	23.1%	22.5%	22.2%
Property majority leased to the United Nations	1	1	187,060	1.8%	4.3%	5.0%	5.2%
Property majority leased to non-government tenants (4)	1	1	125,788	1.2%	0.0%	(0.5%)	(0.5%)
Other properties (currently vacant)	1	1	43,918	0.4%	N/A	(0.1%)	(0.1%)
Total	68	87	10,316,616	100.0%	100.0%	100.0%	100.0%

(1) Excludes properties classified as discontinued operations.

(2) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

(3) See Exhibit A for the calculation of NOI and Cash Basis NOI, and a reconciliation of those amounts to net income determined in accordance with GAAP.

(4) The lease for 100% of this property was executed in December of 2013 and commences 1/1/2014.



SUMMARY CONSOLIDATED AND SAME PROPERTY RESULTS

(dollars and sq. ft. in thousands, except per sq. ft. data)

	Summary Consolidated Results [1] For the Three Months Ended		Summary Same Property Results [2] For the Three Months Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Properties (end of period)	68	63	61	61
Total sq. ft.[3]	10,317	9,644	9,397	9,397
Percent leased [4]	94.8%	93.6%	94.3%	93.4%
Rental income [5]	$ 58,271	$ 54,629	$ 54,746	$ 54,380
NOI [6]	$ 35,724	$ 34,525	$ 33,290	$ 34,334
Cash Basis NOI[6]	$ 35,160	$ 33,914	$ 32,874	$ 33,727
NOI % margin	61.3%	63.2%	60.8%	63.1%
Cash Basis NOI % margin	60.9%	62.8%	60.5%	62.7%
NOI % change	3.5%	-	-3.0%	-
Cash Basis NOI % change	3.7%	-	-2.5%	-

	Summary Consolidated Results [1] For the Year Ended		Summary Same Property Results [7] For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Properties (end of period)	68	63	53	53
Total sq. ft.[3]	10,317	9,644	8,380	8,380
Percent leased [4]	94.8%	93.6%	93.6%	92.6%
Rental income [5]	$ 226,910	$ 203,700	$ 197,257	$ 194,498
NOI [6]	$ 142,950	$ 128,374	$ 122,765	$ 121,956
Cash Basis NOI[6]	$ 141,334	$ 127,002	$ 123,210	$ 121,569
NOI % margin	63.0%	63.0%	62.2%	62.7%
Cash Basis NOI % margin	62.7%	62.8%	62.3%	62.6%
NOI % change	11.4%	-	0.7%	-
Cash Basis NOI % change	11.3%	-	1.3%	-

[1] Based on properties we owned as of 12/31/2013, excluding properties classified as discontinued operations.

[2] Based on properties we owned as of 12/31/2013 and which we owned continuously since 10/1/2012, excluding properties included in discontinued operations.

[3] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

[4] Percent leased includes (i) space being fitted out for occupancy pursuant to our lease agreements, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants, if any, as of the measurement date.

[5] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes expense reimbursements, tax escalations, parking revenues and other fixed and variable charges paid to us by our tenants, as well as the net effect of non-cash amortization of intangible lease assets and liabilities.

[6] See Exhibit A for the calculation of NOI and Cash Basis NOI, and a reconciliation of those amounts to net income determined in accordance with GAAP.

[7] Based on properties we owned as of 12/31/2013 and which we owned continuously since 1/1/2012, excluding properties included in discontinued operations.



OCCUPANCY AND LEASING SUMMARY[1]

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and for the Three Months Ended				
	12/31/2013	9/30/2013	6/30/2013	3/31/2013	12/31/2012
Properties	68	65	63	63	63
Total sq. ft. [2]	10,317	10,001	9,644	9,644	9,644
Percentage leased	94.8%	94.6%	94.1%	93.6%	93.6%
Leasing Activity (sq. ft.):					
Government tenants	126	220	281	187	607
Non-government tenants	133	25	34	12	30
Total	259	245	315	199	637
% Change in GAAP Rent [3]:					
Government tenants	2.5%	12.5%	(1.1%)	15.6%	18.0%
Non-government tenants	(23.3%)	(7.2%)	(3.9%)	(10.0%)	(4.8%)
Total	(8.0%)	10.6%	(1.4%)	14.8%	16.8%
Leasing Cost and Concession Commitments [4]:					
Government tenants	$ 594	$ 5,457	$ 4,614	$ 4,476	$ 2,670
Non-government tenants	8,775	867	577	135	653
Total	$ 9,369	$ 6,324	$ 5,191	$ 4,611	$ 3,323
Leasing Cost and Concession Commitments per Sq. Ft. [4]:					
Government tenants	$ 4.71	$ 24.85	$ 16.42	$ 23.95	$ 4.39
Non-government tenants	$ 65.91	$ 33.54	$ 17.18	$ 11.63	$ 22.37
Total	$ 36.14	$ 25.77	$ 16.50	$ 23.23	$ 5.21
Weighted Average Lease Term by Sq. Ft. (years):					
Government tenants	3.4	8.1	14.4	3.9	5.4
Non-government tenants	11.1	5.6	5.1	3.5	5.1
Total	7.4	7.8	13.4	3.8	5.4
Leasing Cost and Concession Commitments per Sq. Ft. per Year:					
Government tenants	$ 1.37	$ 3.06	$ 1.14	$ 6.19	$ 0.81
Non-government tenants	$ 5.91	$ 6.01	$ 3.37	$ 3.34	$ 4.25
Total	$ 4.89	$ 3.28	$ 1.23	$ 6.04	$ 0.97

[1] Excludes properties classified as discontinued operations.

[2] Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for tenants.

[3] Percent difference in prior rents charged for same space or, in the case of space acquired vacant, market rental rates for similar space in the building at the date of acquisition. Rents include estimated recurring expense reimbursements paid to us and exclude lease value amortization.

[4] Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

The above leasing summary is based on leases entered into during the periods indicated.

LEASING ANALYSIS BY TENANT TYPE[1]



			Sq. Ft. During the Three Months Ended 12/31/2013					
Tenant Type	Sq. Ft. Leased as of 9/30/2013[2]	% of Sq. Ft. Leased as of 9/30/2013[2]	Expired Leases	Lease Renewals Executed	New Leases Executed	Properties Acquired	Sq. Ft. Leased as of 12/31/2013[2]	% of Sq. Ft. Leased as of 12/31/2013[2]
U.S. Government	6,837,627	72.3%	(175,432)	114,554	7,910	49,370	6,834,029	69.9%
State Government	1,791,696	18.9%	(43,918)	-	3,666	180,680	1,932,124	19.8%
United Nations	187,060	2.0%	-	-	-	-	187,060	1.9%
Non-government	641,321	6.8%	(31,517)	2,005	131,127	83,222	826,158	8.4%
	9,457,704	100%	(250,867)	116,559	142,703	313,272	9,779,371	100%

[1] Excludes properties classified as discontinued operations.

[2] Sq. ft. leased is pursuant to leases existing as of the measurement date, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any. Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

TENANT LIST[1]



As of December 31, 2013

Tenant	Sq. Ft. [2]	% of Total Sq. Ft. [2]	% of Annualized Rental Income [3]
U.S. Government:			
1 U.S. Customs & Immigration Service	740,433	7.2%	12.1%
2 Internal Revenue Service	1,041,806	10.1%	9.1%
3 Department of Agriculture	337,500	3.3%	3.9%
4 Federal Bureau of Investigation	339,485	3.3%	3.9%
5 Department of Justice	224,637	2.2%	3.5%
6 Department of Veterans Affairs	297,190	2.9%	2.9%
7 Centers for Disease Control	287,890	2.8%	2.7%
8 Social Security Administration	220,587	2.1%	2.2%
9 Defense Intelligence Agency	266,000	2.6%	2.2%
10 Department of Homeland Security	127,508	1.2%	2.1%
11 National Park Service	166,745	1.6%	2.0%
12 National Business Center	212,996	2.1%	2.0%
13 Department of Energy	220,702	2.1%	2.0%
14 Food and Drug Administration	133,920	1.3%	1.9%
15 U.S. Courts	115,366	1.1%	1.8%
16 Natural Resource Center	150,551	1.5%	1.4%
17 Drug Enforcement Agency	147,955	1.4%	1.4%
18 National Archives and Record Administration	352,064	3.4%	1.3%
19 Department of Health and Human Services	128,645	1.2%	1.3%
20 Bureau of Land Management	183,325	1.8%	1.2%
21 U.S. Postal Service	321,800	3.1%	1.0%
22 Defense Nuclear Facilities Board	58,931	0.6%	0.9%
23 Military Entrance Processing Station	56,931	0.6%	0.9%
24 Occupational Health and Safety Administration	57,770	0.6%	0.9%
25 Centers for Medicare and Medicaid Services	78,361	0.8%	0.8%
26 Financial Management Service	98,073	1.0%	0.8%
27 Department of Housing and Urban Development	88,559	0.9%	0.7%
28 Environmental Protection Agency	43,232	0.4%	0.7%
29 Department of the Army	228,108	2.2%	0.7%
30 Bureau of Prisons	51,138	0.5%	0.4%
31 Equal Employment Opportunity Commission	19,409	0.2%	0.2%
32 National Labor Relations Board	10,615	0.1%	0.1%
33 Small Business Administration	7,910	0.1%	0.1%
34 Department of State	5,928	0.1%	0.1%
35 Executive Office for Immigration Review	5,500	0.1%	0.0%
36 Department of Labor	6,459	0.1%	0.0%
Subtotal U. S. Government	6,834,029	66.3%	69.0%

Tenant	Sq. Ft. [2]	% of Total Sq. Ft. [2]	% of Annualized Rental Income [3]
State Government:			
1 State of California - four agency occupants	415,260	4.1%	4.4%
2 State of Massachusetts - three agency occupants	307,119	3.0%	4.1%
3 State of Georgia - Department of Transportation	293,035	2.8%	2.4%
4 State of Oregon - two agency occupants	199,018	1.9%	2.0%
5 State of New Jersey - two agency occupants	176,855	1.7%	1.9%
6 State of Washington - Social and Health Services	111,908	1.1%	1.1%
7 State of Virginia - Community College System	86,873	0.8%	1.0%
8 State of South Carolina - four agency occupants	121,561	1.2%	0.6%
9 State of Minnesota - two agency occupants	71,821	1.2%	0.6%
10 State of Maryland - Health and Human Services	84,674	0.7%	0.6%
11 State of New York - Department of Agriculture	64,000	0.6%	0.5%
Subtotal State Government	1,932,124	18.7%	19.1%
The United Nations	187,060	1.8%	4.5%
144 Non-Government Tenants	826,158	8.0%	7.4%
Subtotal Leased Square Feet	9,779,371	94.8%	100.0%
Available for Lease	537,245	5.2%	--
Total Square Feet	10,316,616	100.0%	100.0%

[1] Amounts exclude properties classified as discontinued operations.

[2] Sq. ft. is pursuant to leases existing as of 12/31/2013, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[3] Percentage of annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of 12/31/2013, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.



LEASE EXPIRATION SCHEDULE[1]

As of December 31, 2013
(dollars and sq. ft. in thousands)

	Number of Tenants Expiring [2]	Sq. Ft. Expiring [3]	% of Sq. Ft. Expiring	Cumulative % of Sq. Ft. Expiring	Annualized Rental Income Expiring [4]	% of Annualized Rental Income Expiring	Cumulative % of Annualized Rental Income Expiring
2014	47	361	3.7%	3.7%	$ 7,890	3.4%	3.4%
2015	37	1,287	13.2%	16.9%	29,656	12.8%	16.2%
2016	40	972	9.9%	26.8%	32,537	14.0%	30.2%
2017	34	650	6.6%	33.4%	13,480	5.8%	36.0%
2018	32	1,082	11.1%	44.5%	28,662	12.4%	48.4%
2019	21	1,384	14.2%	58.7%	32,419	14.0%	62.4%
2020	17	1,027	10.5%	69.2%	23,985	10.3%	72.7%
2021	11	855	8.7%	77.9%	16,471	7.1%	79.8%
2022	8	644	6.6%	84.5%	13,732	5.9%	85.7%
2023 and thereafter	19	1,517	15.5%	100.0%	32,972	14.3%	100.0%
Total	266	9,779	100.0%		$ 231,804	100.0%	
Weighted average remaining lease term (in years)		5.6			5.4		

[1] Excludes properties classified as discontinued operations.

[2] Certain of our government tenants have the right to terminate their leases before the lease term expires.

[3] Sq. ft. is pursuant to leases existing as of 12/31/2013, and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased, but is not occupied or is being offered for sublease, if any, and sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

[4] Annualized rental income is defined as the annualized contractual base rents from our tenants pursuant to our lease agreements with them as of 12/31/2013, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excludes lease value amortization.

EXHIBITS



4712 Southpark Blvd., Ellenwood, GA.
Square Feet: 352,064.
Tenant: National Archives and Records Administration.

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI

EXHIBIT A



(dollars in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Calculation of NOI and Cash Basis NOI:				
Rental income [1]	$ 58,271	$ 54,629	$ 226,910	$ 203,700
Operating expenses	(22,547)	(20,104)	(83,960)	(75,326)
Property net operating income (NOI)	35,724	34,525	142,950	128,374
Non-cash straight line adjustments [1]	(787)	(844)	(2,739)	(3,428)
Lease value amortization [1]	223	233	1,123	2,056
Cash Basis NOI	$ 35,160	$ 33,914	$ 141,334	$ 127,002
Reconciliation of NOI and Cash Basis NOI to Net Income:				
Cash Basis NOI	$ 35,160	$ 33,914	$ 141,334	$ 127,002
Non-cash straight line adjustments	787	844	2,739	3,428
Lease value amortization	(223)	(233)	(1,123)	(2,056)
NOI	35,724	34,525	142,950	128,374
Depreciation and amortization	(14,739)	(13,428)	(55,699)	(49,070)
Acquisition related costs	(738)	(557)	(2,439)	(1,614)
General and administrative	(3,361)	(2,853)	(12,710)	(11,924)
Operating income	16,886	17,687	72,102	65,766
Interest and other income	17	8	37	29
Interest expense	(4,443)	(4,243)	(16,831)	(16,892)
Income tax expense	(83)	(40)	(133)	(159)
Equity in earnings of an investee	115	80	334	316
Income from continuing operations	12,492	13,492	55,509	49,060
Income (loss) from discontinued operations	232	(301)	(889)	900
Net income	$ 12,724	$ 13,191	$ 54,620	$ 49,960

[1] We report rental income on a straight line basis over the terms of the respective leases; as a result, rental income includes non-cash straight line rent adjustments. Rental income also includes the net effect of non-cash amortization of intangible lease assets and liabilities and expense reimbursements, tax escalations, parking revenues, service income and other fixed and variable payments received by us from our tenants.

We calculate NOI on a GAAP and cash basis as shown above. We define NOI as income from our real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions. We define Cash Basis NOI as NOI less non-cash straight line rent adjustments and lease value amortization. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI internally to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. The calculations of NOI and Cash Basis NOI exclude certain components of net income in order to provide results that are more closely related to our properties' results of operations. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP, and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate NOI and Cash Basis NOI differently than we do.

CALCULATION OF EBITDA AND ADJUSTED EBITDA

EXHIBIT B



(dollars in thousands)

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Net income	$ 12,724	$ 13,191	$ 54,620	$ 49,960
Add: interest expense	4,443	4,243	16,831	16,892
income tax expense	83	40	133	159
depreciation and amortization from continuing operations	14,739	13,428	55,699	49,070
depreciation and amortization from discontinued operations	-	457	1,025	2,096
EBITDA	31,989	31,359	128,308	118,177
Add: loss on asset impairment from discontinued operations	-	494	10,142	494
acquisition related costs	738	557	2,439	1,614
Less: net gain on sale of properties from discontinued operations	-	-	(8,168)	-
Adjusted EBITDA	$ 32,727	$ 32,410	$ 132,721	$ 120,285

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, operating income and cash flow from operating activities. We believe that EBITDA and adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO   EXHIBIT C



(amounts in thousands, except per share data)

	For the Three Months Ended		For the Year Ended	
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Net income	$ 12,724	$ 13,191	$ 54,620	$ 49,960
Add: depreciation and amortization from continuing operations	14,739	13,428	55,699	49,070
depreciation and amortization from discontinued operations	-	457	1,025	2,096
loss on asset impairment from discontinued operations	-	494	10,142	494
Less: net gain on sale of properties from discontinued operations	-	-	(8,168)	-
FFO	27,463	27,570	113,318	101,620
Add: acquisition related costs	738	557	2,439	1,614
Normalized FFO	$ 28,201	$ 28,127	$ 115,757	$ 103,234
Weighted average common shares outstanding	54,722	53,176	54,680	48,617
Net income per common share	$ 0.23	$ 0.25	$ 1.00	$ 1.03
FFO per common share	$ 0.50	$ 0.52	$ 2.07	$ 2.09
Normalized FFO per common share	$ 0.52	$ 0.53	$ 2.12	$ 2.12

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization, excluding loss on impairment of real estate assets and any gain or loss on sale of properties, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we exclude acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreements, the availability of debt and equity capital to us, our expectation of our future capital requirements and operating performance, and our expected needs and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income and cash flow from operating activities as presented in our Consolidated Statements of Income and Comprehensive Income and Consolidated Statements of Cash Flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.

PROPERTY DETAIL[1]
(sorted by location)

EXHIBIT D



(dollars in thousands)

Property		Location	No. of Buildings	Primary Tenant Type	12/31/2013 Sq. Ft.	12/31/2013 % Leased	12/31/2013 Annualized Rental Income[2]	12/31/2013 Undepreciated Carrying Value	12/31/2013 Depreciated Carrying Value	Date Acquired[3]	Weighted Average Year Built or Substantially Renovated[4]
1	131 Clayton Street	Montgomery, AL	1	Federal	57,815	100.0%	$ 1,424	$ 10,020	$ 9,451	6/22/2011	2007
2	4344 Carmichael Road	Montgomery, AL	1	Federal	49,370	100.0%	1,470	13,032	13,032	12/17/2013	2009
3	711 14th Avenue	Safford, AZ	1	Federal	36,139	100.0%	960	12,226	11,199	6/16/2010	1992
4	5045 East Butler Street	Fresno, CA	1	Federal	531,976	100.0%	8,384	68,402	51,019	8/29/2012	1971
5	10949 N. Mather Boulevard	Rancho Cordova, CA	1	State	93,807	100.0%	2,611	17,485	17,414	10/30/2013	2012
6	9800 Goethe Road	Sacramento, CA	1	State	110,500	100.0%	2,091	15,068	13,746	12/23/2009	1993
7	9815 Goethe Road	Sacramento, CA	1	State	87,863	100.0%	1,953	12,628	12,046	9/14/2011	1992
8	Capital Place	Sacramento, CA	1	State	163,840	96.1%	4,569	41,581	37,784	12/17/2009	1988
9	4181 Ruffin Road	San Diego, CA	1	Federal	141,634	80.9%	2,833	19,391	18,310	7/16/2010	1981
10	4560 Viewridge Road	San Diego, CA	1	Federal	147,955	100.0%	3,192	23,454	15,337	3/31/1997	1996
11	Sky Park Centre	San Diego, CA	1	Vacant	43,918	0.0%	-	6,215	4,619	6/24/2002	1986
12	Turning Basin Business Park	Stockton, CA	1	Federal	22,012	100.0%	971	6,033	5,839	7/20/2012	2012
13	16194 West 45th Street	Golden, CO	1	Federal	43,232	100.0%	1,551	7,102	4,564	3/31/1997	1997
14	12795 West Alameda Parkway	Lakewood, CO	1	Federal	166,745	100.0%	4,719	27,462	25,043	1/15/2010	1988
15	Corporate Center	Lakewood, CO	3	Federal	212,996	100.0%	4,608	34,035	26,103	10/11/2002	1996
16	20 Massachusetts Avenue	Washington, DC	1	Federal	340,119	100.0%	17,000	84,280	58,434	3/31/1997	1996
17	625 Indiana Avenue	Washington, DC	1	Federal	159,695	95.1%	6,921	54,706	52,340	8/17/2010	1989
18	7850 Southwest 6th Court	Plantation, FL	1	Federal	135,819	100.0%	4,778	35,594	33,549	5/12/2011	1999
19	8900 Grand Oak Circle	Tampa, FL	1	Federal	67,916	100.0%	1,859	12,994	12,025	10/15/2010	2008
20	181 Spring Street NW	Atlanta, GA	1	Federal	90,688	100.0%	3,624	24,064	23,355	7/25/2012	2007
21	Corporate Square	Atlanta, GA	5	Federal	352,876	81.6%	6,192	35,142	27,717	7/16/2004	1967
22	Executive Park	Atlanta, GA	1	Non-Govt	125,788	100.0%	2,324	14,199	11,396	7/16/2004	1972
23	One Georgia Center	Atlanta, GA	1	State	375,952	94.1%	6,756	38,264	36,682	9/30/2011	2008
24	4712 Southpark Boulevard	Ellenwood, GA	1	Federal	352,064	100.0%	3,108	21,025	20,330	7/25/2012	2005
25	220 E. Bryan Street	Savannah, GA	1	Federal	35,228	100.0%	667	3,392	3,185	7/16/2010	1990
26	South Vinnell Way	Boise, ID	3	Federal	180,952	100.0%	4,221	32,430	31,463	9/11/2012	1997
27	2020 S. Arlington Heights	Arlington Heights, IL	1	Federal	57,770	100.0%	2,012	15,456	14,091	12/29/2009	1988
28	Intech Park	Indianapolis, IN	3	Federal	433,924	86.1%	9,482	74,562	70,624	10/14/2011	2003
29	400 State Street	Kansas City, KS	1	Federal	170,817	90.8%	2,615	11,592	10,634	6/16/2010	1971
30	7125 Industrial Road	Florence, KY	1	Federal	167,939	100.0%	2,446	13,421	13,128	12/31/2012	2002
31	251 Causeway Street	Boston, MA	1	State	132,876	100.0%	3,725	23,060	21,604	8/17/2010	1988
32	75 Pleasant Street	Malden, MA	1	State	125,521	100.0%	4,964	32,136	29,356	5/24/2010	2008
33	25 Newport Avenue	Quincy, MA	1	State	92,549	100.0%	2,328	12,245	11,572	2/16/2011	2009
34	One Montvale Avenue	Stoneham, MA	1	Federal	97,777	94.1%	2,335	13,200	12,220	6/16/2010	1987
35	4201 Patterson Avenue	Baltimore, MD	1	State	84,674	100.0%	1,270	10,313	7,130	10/15/1998	1989
36	20400 Century Boulevard	Germantown, MD	1	Federal	80,550	100.0%	1,744	12,935	8,520	3/31/1997	1995
37	3300 75th Avenue	Landover, MD	1	Federal	266,000	100.0%	5,134	40,883	37,392	2/26/2010	2004
38	2115 East Jefferson Street	N. Bethesda, MD	1	Federal	128,645	100.0%	3,067	14,501	14,408	8/27/2013	2003
39	4700 River Road	Riverdale, MD	1	Federal	337,500	100.0%	9,113	36,948	33,058	9/17/2010	1994
40	1401 Rockville Pike	Rockville, MD	1	Federal	188,444	76.1%	4,620	37,618	25,198	2/2/1998	1986

PROPERTY DETAIL[1] (continued)

(sorted by location)

EXHIBIT D



(dollars in thousands)

Property		Location	No. of Buildings	Primary Tenant Type	12/31/2013 Sq. Ft.	12/31/2013 % Leased	12/31/2013 Annualized Rental Income[2]	12/31/2013 Undepreciated Carrying Value	12/31/2013 Depreciated Carrying Value	Date Acquired[3]	Weighted Average Year Built or Substantially Renovated[4]
41	Rutherford Business Park	Windsor Mill, MD	1	Federal	80,398	100.0%	1,848	11,832	11,555	11/16/2012	2011
42	Meadows Business Park	Woodlawn, MD	2	Federal	182,561	100.0%	3,889	25,401	23,827	2/15/2011	1996
43	11411 E. Jefferson Avenue	Detroit, MI	1	Federal	55,966	100.0%	2,686	18,632	16,982	4/23/2010	2009
44	330 South Second Avenue	Minneapolis, MN	1	Federal	200,686	59.1%	2,446	27,962	26,281	7/16/2010	2013
45	Rosedale Corporate Plaza	Roseville, MN	1	State	61,426	100.0%	1,126	7,502	5,256	12/1/1999	1987
46	1300 Summit Street	Kansas City, MO	1	Federal	86,739	100.0%	2,057	14,967	14,590	9/27/2012	1998
47	4241-4300 NE 34th Street	Kansas City, MO	1	Federal	98,073	100.0%	1,803	11,403	7,471	3/31/1997	1995
48	1220 Echelon Parkway	Jackson, MS	1	Federal	109,819	100.0%	3,746	25,947	25,045	7/25/2012	2009
49	10-12 Celina Avenue	Nashua, NH	1	Federal	321,800	100.0%	2,207	17,206	15,674	8/31/2009	1997
50	50 West State Street	Trenton, NJ	1	State	266,995	97.7%	6,603	44,115	41,227	12/30/2010	1989
51	435 Montano Boulevard	Albuquerque, NM	1	Federal	29,045	100.0%	430	2,508	2,324	7/16/2010	1986
52	138 Delaware Avenue	Buffalo, NY	1	Federal	124,647	100.0%	3,269	25,296	17,044	3/31/1997	2013
53	Airline Corporate Center	Colonie, NY	1	State	64,000	100.0%	1,092	7,190	6,950	6/22/2012	2004
54	5000 Corporate Court	Holtsville, NY	1	Federal	264,482	81.6%	5,727	25,295	24,223	8/31/2011	2000
55	305 East 46th Street	New York, NY	1	United Nations	187,060	100.0%	10,355	103,880	99,569	5/27/2011	2008
56	4600 25th Avenue	Salem, OR	1	State	233,358	97.8%	5,052	28,192	27,279	12/20/2011	2007
57	Synergy Business Park	Columbia, SC	3	State	180,703	75.5%	1,564	14,641	13,019	5/10/2006;9/17/2010	1984
58	One Memphis Place	Memphis, TN	1	Federal	204,694	75.0%	3,045	8,062	7,528	9/17/2010	1985
59	701 Clay Road	Waco, TX	1	Federal	137,782	100.0%	2,166	12,826	9,032	12/23/1997	1997
60	Enterchange at Meadowville	Chester, VA	1	Federal	228,108	100.0%	1,532	11,072	10,992	8/28/2013	2011
61	Pender Business Park	Fairfax, VA	4	State	170,940	99.5%	4,236	23,915	23,827	11/4/2013	2000
62	Aquia Commerce Center	Stafford, VA	2	Federal	64,488	100.0%	1,641	9,717	9,249	6/22/2011	1998
63	65 Bowdoin Street	S. Burlington, VT	1	Federal	26,609	100.0%	1,099	9,236	8,448	4/9/2010	2009
64	840 North Broadway	Everett, WA	2	State	111,908	100.0%	2,656	18,834	18,257	6/28/2012	1988
65	Stevens Center	Richland, WA	2	Federal	140,152	100.0%	2,802	21,780	14,494	3/31/1997	1995
66	11050 West Liberty Drive	Milwaukee, WI	1	Federal	29,297	100.0%	1,038	5,594	5,293	6/9/2011	2006
67	2029 Stonewall Jackson Drive	Falling Waters, WV	1	Federal	40,348	100.0%	575	5,148	3,334	3/31/1997	1993
68	5353 Yellowstone Road	Cheyenne, WY	1	Federal	122,647	100.0%	1,473	11,315	7,240	3/31/1997	1995
			87		10,316,616	94.8%	$ 231,804	$ 1,568,562	$ 1,380,927		

(1) Excludes properties classified as discontinued operations.
(2) Annualized rental income is calculated using annualized contractual base rents from our tenants pursuant to our lease agreements as of 12/31/2013, plus straight line rent adjustments and estimated recurring expense reimbursements to be paid to us, and excluding lease value amortization.
(3) Date acquired is the date GOV acquired the property or the date CWH acquired the property for those properties that CWH contributed to GOV in June 2009.
(4) Weighted based on square feet.